Mail Stop 6010

October 20, 2006

Via Facsimile and U.S. Mail

Mr. Walter Witoshkin
Chief Executive Officer
QuantRx Biomedical Corporation
100 S. Main Street, Suite 300
Doylestown, PA   18901

> **Re: QuantRx Biomedical Corporation**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 0-17119**

Dear Mr. Witoshkin:

  We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 2. Summary of Significant Accounting Policies

Derivative Instruments, page F-9

1.   Please refer to prior comments 6 and 7. In regards to the disclosure related to the embedded beneficial conversion feature, we note that you intend to make revisions in future filings to clarify. Please provide us with your proposed revised disclosure and confirm that you will include the information in your next 10-QSB.

2.   In your proposed disclosure, include a clear discussion of the following:

- Describe the terms of the notes, including the circumstances under which they would be converted and by which party – i.e., the holder, the issuers or both.
- Disclose how you allocated the proceeds between the debt and the detachable warrants. We note that paragraph 16 of APB 14, footnote 4 to EITF 98-5 and paragraphs 5 – 7 of EITF 00-27 would require you to base your allocation on the relative fair values of the two securities at the time of issuance.
- Indicate whether you measured the intrinsic value of the beneficial conversion feature of the debt based upon the effective conversion price.
- Disclose for each note the excess of the aggregate fair value of the debt that the holder would receive at conversion over the proceeds received. Refer to paragraph 7 of EITF 98-5.

3.   Please provide us with your analysis under SFAS 133, EITF 00-19 and EITF 05-02 regarding your determination that the conversion feature of the convertible promissory notes should not be bifurcated and accounted for as a derivative.

- Explain how you concluded that the notes met the definition of non-conventional as outlined in EITF 05-02, especially in light of the adjustment to the conversion price at automatic conversion into common stock upon the closing of a qualified financing.
- Further, specifically address the conversion terms of the notes and your analysis under paragraphs 19 – 24 EITF 00-19 in concluding that there is a limit on the number of shares that may be delivered to settle the instrument and, as a result, you have sufficient authorized and unissued shares to settle the contract.

You may also refer to Section II.B, *Classification and Measurement of Warrants and Embedded Conversion Features*, in the December 1, 2005, *Current Accounting and Disclosure Issues in the Division of Corporation Finance*.

4.   Please provide us with your analysis under SFAS 133 and paragraphs 12 – 32 of EITF 00-19 underlying your determination for each of the warrants that they should be reflected within equity and not as a liability. Specifically address the conversion terms of the warrants and your analysis under paragraphs 19 - 24 in concluding that there is a limit on the number of shares that may be delivered to settle the instrument and, as a result, you have sufficient authorized and unissued shares to settle the contract. You may also refer to Section II.B, *Classification and Measurement of Warrants and Embedded Conversion Features*, in the December 1, 2005, *Current Accounting and Disclosure Issues in the Division of Corporation Finance*.

Note 7: Capital Stock – Common Stock, page F-18

5.   We note your response to our prior comment 8. Please tell us the dates on which you signed each loan settlement agreement, the traded market price of your stock on that date and explain how your accounting complies with SFAS 123, SFAS 141 and EITF 96-18. Explain why the shares exchanged to extinguish the liability would not be recorded at the fair value on the date of the extinguishment. Please provide us with a copy of the agreement. We may have further comment.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3671 if you have questions regarding these comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant